UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-39481

PRF Technologies Ltd.

(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On July 27, 2026, PRF Technologies Ltd. issued a press release entitled “PRF Technologies Issues Letter to Shareholders Highlighting Strengthened Financial Position and Building Momentum Across Its Biotechnology and AI-Driven Energy Platforms”. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The first paragraph under the heading “Strengthening Our Financial Foundation” of the press release attached hereto as Exhibit 99.1 are incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the registrant’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485, 333-277594, 333-283655 and 333-286941), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated July 27, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2026	PRF TECHNOLOGIES LTD.

	By:	/s/ Ehud Geller
Ehud Geller Executive Chairman of the Board